Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated April 23, 2021 in this Pre-Effective Amendment No. 2 to the Registration Statement (Form N-2 No. 333-255478) and related Prospectus of Crescent Capital BDC, Inc. for the registration of common stock, preferred stock, debt securities, subscription rights, warrants and units.

We also consent to the incorporation by reference therein of our report dated February 24, 2021, with respect to the consolidated financial statements of Crescent Capital BDC, Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

August 6, 2021